

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 20, 2016

Bryan P. Petrucelli
Chief Financial Officer
Kinsale Capital Group, Inc.
2221 Edward Holland Drive, Suite 600
Richmond, VA 23230

> **Re: Kinsale Capital Group, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 22, 2016**
> **CIK No. 0001669162**

Dear Mr. Petrucelli:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus summary
Our Challenges and Risks, page 6

1.   Where you note that you are subject to risks arising from reliance on a select group of brokers, please revise to highlight that five brokers accounted for over 46% of gross written premiums in 2015, two of which accounted for almost 23% of direct written premiums.

Implications of being an emerging growth company, page 7

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your

behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The offering, page 12

3.   We refer to your statement that all outstanding shares of Class A Common Stock and Class B Common Stock will convert into shares of common stock before the effectiveness of your offering. Please disclose the conversion ratio for each of the two classes.

Provisions in our charter documents and Delaware law . . ., page 30

4.   We refer to your third bullet of this risk factor. Please expand your discussion of the risks of your exclusive forum provision to include a discussion that such a provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for such disputes and may discourage lawsuits with respect to such claims.

Management's discussion and analysis of financial condition and results of operations
Factors affecting our results of operations, page 46

5.   Please identify the counterparties to your MLQS. If there are many such counterparties, please identify the material counterparties or explain why no one party is material to the agreement.

6.   We refer to your disclosure that you have reduced the ceding percentage under the MLQS from 40% to 15% effective January 1, 2016. Please expand on your disclosure regarding what factors caused management to decrease the ceding percentage to 15%. Also clarify how "future business conditions in [y]our industry" may impact your decisions to adjust the ceding percentage in future periods.

Business
Information technology, page 89

7.   Please clarify the extent to which your proprietary technology platform is licensed rather than developed in-house.

Executive compensation, page 112

8.   Please provide the tabular disclosure required by Item 402(p) of Regulation S-K.

Description of share capital, page 120

9.   Disclose the approximate number of holders of your Class A Common Stock and Class B Common Stock as of the latest practicable date as required by Item 201(b)(1) of Regulation S-K.

10.   We refer to your discussion about the registration rights agreement you have with certain investors that you intend to amend in connection with this offering. Please disclose how many shares will be subject to the amended registration rights agreement.

Index to consolidated financial statements
Notes to the Consolidated Financial Statements
9. Stockholders' equity, page F-28

11.   We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Part II
Exhibit index

12.   We note that you are planning to file the form of your credit agreement as Exhibit 10.1. Please clarify how the form of agreement is different than the agreement that was executed, and also file the amendments to the credit agreement. In addition, please file as exhibits the director nomination agreement with the Moelis Funds and the amended and restated registration rights agreement, each of which you have indicated you will enter into in connection with this offering.

       You may contact Jacob Luxenburg at 202-551-2339 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin at 202-551-3625 with any other questions.

                                                    Sincerely,

                                                    /s/ Mary Beth Breslin for

                                                    Suzanne Hayes
                                                    Assistant Director
                                                    Office of Healthcare and Insurance

cc: Dwight S. Yoo, Esq.